SECU 10027229 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 19 2010
Washington, DC
104

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8 - 67834 |

# FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Sendero Securities, LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Suite 501
(No. and Street)

| San Antonio | Texas | 78209 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

| **4421 Wanda Lane** | **Flower Mound** | **Texas** | **75022** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Thomas A. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sendero Securities, LLC**, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BRENDA D. ALLEN
Notary Public, State of Texas
My Commission Expires
September 06, 2011

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SENDERO SECURITIES, LLC

## FINANCIAL REPORT

## DECEMBER 31, 2009

**CONTENTS**

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT

To the Members
Sendero Securities, LLC

We have audited the accompanying statement of financial condition of Sendero Securities, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendero Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 5, 2010



4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

# SENDERO SECURITIES, LLC
## Statement of Financial Condition
## December 31, 2009

### ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 193,910 |
| Commissions Receivable | | 31,096 |
| Receivables - Other | | 806,696 |
| Clearing Deposit | | 100,000 |
| **Total Assets** | | 1,131,702 |

### Liabilities and Members' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts Payable | | 35,489 |
| Payable to Related Party | | 153,315 |
| Income Taxes Payable - State | | 9,980 |
| **Total Liabilities** | | 198,784 |
| **Members' Equity** | | 932,918 |
| **Total Liabilities and Members' Equity** | $ | 1,131,702 |

See notes to financial statements.

# SENDERO SECURITIES, LLC
## Statement of Income
## Year Ended December 31, 2009

| | |
|---|---|
| **Revenue** | |
| Securities Commissions | $ 509,981 |
| Investment Referral Fees | 1,940,750 |
| Other Income | 3,981 |
| **Total Revenue** | 2,454,712 |
| **Expenses** | |
| Office and Administrative Service Fees - Related Party | 1,173,195 |
| Clearing and Other Charges | 388,654 |
| Regulatory Fees | 10,307 |
| Professional Fees | 32,731 |
| Other Expenses | 22,865 |
| **Total Operating Expenses** | 1,627,753 |
| Income Before Provision for Income Taxes | 826,959 |
| Current Tax Expense - State | 9,980 |
| **Net Income** | $ 816,980 |

See notes to financial statements.

# SENDERO SECURITIES, LLC
## Statement of Changes in Members' Equity
## Year Ended December 31, 2009

| | | |
|---|---|---|
| **Members' Equity, December 31, 2008** | $ | 315,939 |
| Net Income | | 816,980 |
| Distributions to Members | | (200,000) |
| **Members' Equity, December 31, 2009** | $ | 932,918 |

See notes to financial statements.

# SENDERO SECURITIES, LLC
## Statement of Cash Flows
## Year Ended December 31, 2009

| | | |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Income | $ | 816,980 |
| Adjustments to Reconcile Net Income to | | |
| Net Cash Provided by Operating Activities: | | |
| Change in Assets and Liabilities | | |
| Increase in Commissions Receivable | | (29,470) |
| Increase in Receivables - Other | | (745,705) |
| Decrease in Clearing Deposit | | 414 |
| Increase in Accounts Payable | | 32,809 |
| Increase in Payable to Related Party | | 27,432 |
| Increase in Income Taxes Payable - State | | 8,839 |
| Net Cash Provided by Operating Activities | | 111,299 |
| **Cash Flows from Financing Activities** | | |
| Distributions to Members | | (200,000) |
| Net Decrease in Cash | | (88,701) |
| Cash at Beginning of Year | | 282,611 |
| **Cash at End of Year** | $ | 193,910 |

## Supplemental Disclosure of Cash Flow Information:

The Company paid $1,211 in state income tax during the year.
There was no cash paid during the year for interest.

See notes to financial statements.

SENDERO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

## NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Sendero Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Texas in May 2007. The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(ii). Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control are not required. The company is a member of the Financial Regulatory Authority (FinRA). The Company's office is located in San Antonio, Texas and its customers are located throughout the United States of America. The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principals followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Cash, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues from investment referrals based on various contracts with investment companies. Revenues are recognized on an accrual basis and based on terms defined in those agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with less than three month maturities or less to be cash equivalents. However, the Company owned no debt securities at December 31, 2009.

## NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2007 through December 31, 2008.

The net income or loss of the Company flows through to its members. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Texas margin tax is based on the Company's Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses, which are the characteristics of an income tax. As a result, the Company recorded $9,980 in state franchise tax expense for the year ended December 31, 2009.

## NOTE B - CLEARING BROKER

The Company has an agreement with JP Morgan Clearing Corporation ("JPMCC") to perform various securities clearance services. The agreement with the Clearing Broker requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $100,000.

## NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $134,765 which was $84,765 in excess of its minimum required net capital of $50,000 equating to a net capital ration of 1.48 to 1.

## NOTE D - CONCENTRATION OF RISK

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

The Company has cash equivalents, commissions receivable, and a clearing deposit held by and due from JPMCC totaling $152,641, or approximately 13% of its total assets at December 31, 2009. The Company has investment referral fees due from two customers totaling $804,838, or approximately 71% of its total assets at December 31, 2009.

## NOTE E - CONCENTRATION OF REVENUE

The two members of the Company generated substantially all of the Company's revenue for the year ended December 31, 2009.

## NOTE F- RELATED PARTY TRANSACTIONS

The Company has entered into a services agreement with Sendero Wealth Management, LLC ("SWM") whereby the Company pays a monthly fee for the use of SWM's employees and administrative resources. The Company and SWM share common owners and the same physical space. During 2009, the Company was billed $1,173,195 under this agreement which comprises all of the amounts included in Administrative Services expense, of which $153,315 is payable at December 31, 2009.

## NOTE G- CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

SENDERO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE H- SUBSEQUENT EVENTS

The Company made distributions to members totaling $300,000 in February 2010 and anticipates making an additional $400,000 in distributions to members in the next six months.

The Company has evaluated subsequent events through February 5, 2010, the date which the financial statements were available to be issued.

Schedule I

# SENDERO SECURITIES, LLC
## Computation of Net Capital and Aggregate Indebtedness
## Pursuant to Rule 15c3-1
## December 31, 2009

| | | |
|---|---|---|
| Total members' equity qualified for net capital | $ | 932,918 |
| Other deduction | | |
| Excess fidelity bond deductible | | 19,000 |
| Total Capital | | 913,918 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Receivables - other (net of associated commissions payable) | | 779,152 |
| Total deductions and/or charges | | 779,152 |
| **Net Capital** | $ | 134,765 |
| Aggregate indebtedness | | |
| Accounts Payable | $ | 35,489 |
| Payable to Related Party | | 153,315 |
| Income Taxes Payable - State | | 9,980 |
| Total aggregate indebtedness | $ | 198,784 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness) | $ | 50,000 |
| Net capital in excess of minimum requirement | $ | 84,765 |
| Ratio of aggregate indebtedness to net capital | | 1.48 to 1 |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as filed by Sendero Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)**

To the Members
Sendero Securities, LLC

In planning and performing our audit of the financial statements of Sendero Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 5, 2010

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Sendero Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Sendero Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sendero Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sendero Securities, LLC's management is responsible for the Sendero Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the period April 1, 2009 to December 31, 2009 contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.



4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 5, 2010

SIPC-7T

(29-REV 12/09)

SECU. .IES INVESTOR PROTECTION CC .'ORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

**Transitional Assessment Reconciliation**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067834 FINRA DEC
SENDERO SECURITIES LLC 15*15
7373 BROADWAY ST STE 501
SAN ANTONIO TX 78209-3269

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,142.42

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 946.43 )

July 24, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,195.99

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,195.99

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sendero Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of January, 20 10.

Chief Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERM ATION OF "SIPC NET OPERATIN REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,069,726

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 13,757.76

Enter the greater of line (i) or (ii) — 13,757.76

Total deductions — 13,757.76

2d. SIPC Net Operating Revenues — $ 2,056,968.24

2e. General Assessment @ .0025 — $ 5,142.42

(to page 1 but not less than $150 minimum)